

07002962

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **01/01/2006** (MM/DD/YY) AND ENDING **12/31/2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: OFFICAL USE ONLY

SPECIALTY FINANCE GROUP, LLC FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2505 SOUTH OCEAN BOULEVARD, SUITE 212
(No. and Street)

PALM BEACH	**FLORIDA**	**33480**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD BENSON **800-860-2907**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P. Jason Ling, CPA, P.A.
(Name - *if individual, state last, first, middle name*)

Boca Raton	**Florida**	**33486**
(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Richard Benson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or Specialty Finance Group, LLC, as of December 31, 31 06 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


Jeremy H Holland
My Commission DD373326
Expires December 14, 2008

Signature

President
Title

Public Notary

This report** contains (check all applicable boxes);

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).

(d) Statement of Changes in Financial Condition.

- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPECIALTY FINANCE GROUP, LLC
FINANCIAL STATEMENTS AND SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2006
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

TABLE OF CONTENTS

P Jason Ling,
CPA, P.A.

786 NW 6th Drive
Boca Raton FL, 33486
Phone: (561) 361-9595; Fax: (866) 811-5224

Report of Independent Certified Public Accountant

Members
Specialty Finance Group, LLC

I have audited the accompanying statement of financial condition of Specialty Finance Group, LLC as of December 31, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Specialty Finance Group, LLC as of December 31, 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

P. Jason Ling CPA, PA

Boca Raton, FL
February 15, 2007

SPECIALTY FINANCE GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	73,542
Commissions receivable		92,000
		165,542
Furniture, fixtures, and equipment, net		38,680
TOTAL ASSETS		**204,222**
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accrued professional fees		2,500
Accrued office & occupancy expenses		2,583
TOTAL LIABILITIES		5,083
MEMBERS' EQUITY		199,139
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$**	**204,222**

The accompanying notes are an integral part of these financial statements.

SPECIALTY FINANCE GROUP, LLC
STATEMENT OF OPERATIONS
AS OF DECEMBER 31, 2006

REVENUES:	
Commission income	738,409
EXPENSES:	
Professional Fees	344,633
Office & occupancy	35,082
Travel	24,778
Dues, licenses, and registrations	7,107
Depreciation	3,427
Total Expenses	415,027
NET INCOME	**$ 323,382**

The accompanying notes are an integral part of these financial statements.

SPECIALTY FINANCE GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
AS OF DECEMBER 31, 2006

	Members' Equity
Balance at beginning of year	54,937
Members' Distributions	(179,180)
Net Income	323,382
Balance at end of year	$ 199,139

The accompanying notes are an integral part of these financial statements.

SPECIALTY FINANCE GROUP, LLC
STATEMENT OF CASH FLOWS
AS OF DECEMBER 31, 2006

Cash Flows From Operating Activities	
Net income (Loss)	$ 323,382
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,427
Change in Assets and Liabilities:	
Increase (decrease) in accrued expenses	2,583
(Increase) decrease in prepaid expenses	375
(Increase) decrease in commission receivable	(87,000)
(Increase) decrease in accounts receivable	-
Total adjustments	(80,615)
Net Cash Used In Operating Activities	242,767
Cash Flows From Investing Activities	
Purchases of furniture, fixtures, and equipment	(42,107)
Cash Flows From Financing Activities	
Members' distributions	(179,180)
Net increase (decrease) in cash	21,480
Cash & cash equivalents - Beginning of Period	52,062
Cash &cash equivalents - End of Period	$ 73,542

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	-
Cash paid during the year for income taxes	-

The accompanying notes are an integral part of these financial statements.

SPECIALTY FINANCE GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDING DECEMBER 31, 2006

1. ORGANIZATION

Specialty Finance Group, LLC (the Company) is a Florida limited liability Company formed on November 02, 2001. The Company's main office is located in Palm Beach, FL, is registered in three states (FL, NY, CT), and has one registered person The Company was formed for the purpose of conducting business as a broker-dealer in private placements in direct participation programs, mergers and acquisitions services, and investment banking consulting. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Commission income

Commission income from private placements are recorded on a trade date basis as securities transactions occur. Commission income which also includes fees for merger, acquisition and advisory assignments are recorded when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement, and the income is reasonably determinable.

Income tax status

The Company, with the consent of its sole member has elected to be taxed as a partnership under Subchapter K of the Internal Revenue Code. All taxable income or loss flows through to the members. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Computation of customer reserve

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(i).

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment, are recorded at cost and depreciated over the useful lives of those assets using straight-line and accelerated methods. Expenditure for routine maintenance and repairs are charged to expenses as incurred.

Income taxes

The Company, with the consent of its members, elected to be taxed as a partnership under the Internal Revenue Code. All taxable income or loss flows through to the members. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of $5,000 minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 12 to 1. At December 31, 2006, the Company had net capital of $68,459 ($63,459) in excess of its requirement) and the Company's aggregate indebtedness to net capital ratio was 0.08 to 1 (8%).

4. RELATED PARTY TRANSACTIONS

During 2006 the Company paid $270,000 in consulting fees to Specialty Finance Group, Inc (SFGI). SFGI is wholly owned by Richard Benson, who is the sole owner and managing member of the Company. This amount is represented in the Statement of Income as professional fees. Additionally; during 2006, the Company paid Solutions Etc., Inc. $65,000 for administrative and secretarial services. Solutions etc, Inc. is a company wholly owned by the wife of Richard Benson. This amount is also represented in the Statement of Income as professional fees.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a large national bank. The cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000, but the balances may exceed that amount at any time.

SPECIALTY FINANCE GROUP, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND
RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF DECEMBER 31, 2006

Computation of Net Capital

Members' Equity:	$ 199,139
Less: Non-allowable assets	
Commissions receivable	92,000
Furniture, fixtures, and equipment, net	38,680
Tentative Net Capital	68,459
Haircuts on securities inventory	-
Net Capital	68,459
Minimum Net Capital Requirement	5,000
Net Capital in Excess of Requirement	63,459

Computation of Aggregate Indebtedness

Accrued professional fees	2,753
Accrued office & occupancy expenses	2,583
Total Aggregate Indebtedness	5,336
Ratio of aggregate indebtedness to net capital	0.08 to 1
Percentage of aggregate indebtedness to net capital	8%

Reconciliation with company's calculation as reported on December 31, 2006 FOCUS report

Net Capital as reported in December 31, 2006 Form X-17A-5, Part IIA (unaudited) FOCUS report	$ 69,129
Decrease in Cash	(630)
Increase in year-end payables	(40)
Net Capital, Per Above	68,459

SPECIALTY FINANCE GROUP, LLC
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3
AS OF DECEMBER 31, 2006

The Company operates pursuant to the (K)(2)(i) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is therefore exempt from the reserve formula calculations and possession and control computations.

P Jason Ling, CPA, P.A.

786 NW 6th Drive
Boca Raton FL, 33486
Phone: (561) 361-9595; Fax: (866) 811-5224

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5

Members
Specialty Finance Group, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Specialty Finance Group, LLC (the Company) for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial function relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. making the quarterly securities examinations, counts, verifications and comparisons
2. recordation of differences required by rule 17a-13
3. complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

P. JASON LING CPA, PA

Boca Raton, Florida
February 15, 2007

END